Filed by Inergy Midstream, L.P.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Crestwood Midstream Partners LP

Commission File No.: 001-33631

The following communication was made to employees of Inergy, L.P. and Inergy Midstream, L.P.

Inergy Employee Letter on Upstairs Transaction

June 19, 2013

I am reaching out this morning to follow up on the most recent announcement from Crestwood and Inergy. As we discussed during the town hall meeting in Kansas City last week, this is the first of the two major steps on our path to creating a fully integrated midstream partnership with a total enterprise value of $7 billion. We have attached the press release that was issued today and an FAQ that provides additional information on the transactions themselves.

During the town hall meeting we also discussed that I, in addition to my duties at Crestwood, will be taking on the role of Chairman, President and Chief Executive Officer of Inergy, L.P. and Inergy Midstream. In connection with today’s announcement John Sherman and Brooks Sherman have stepped down from their day-to-day management roles, though John Sherman will remain on the Boards of Directors of Inergy, L.P. and Inergy Midstream. I don’t have to tell you what an important influence these respected leaders have had on this organization, and I thank you for continuing to successfully execute on the strategy they put in place.

While completing this first step in the transaction is an exciting achievement for both of our companies, it is important that you know it will not have an impact on your day-to-day operations or your responsibilities – it should remain business as usual at Inergy. Also, as a reminder, until the second and final step of this transaction is completed, which we continue to expect to occur in the third quarter of this year, Crestwood and Inergy will operate as separate MLPs under a common corporate owner.

I want to assure you that we are committed to keeping you informed about our progress as we move through this process and we are enthusiastic about the many successes that lie ahead. For now, however, it is critical that you remain focused on providing customers the same high-quality midstream services that they have come to expect from Inergy.

I enjoyed meeting many of you in Kansas City last week and I look forward to working with all of you in the near future as we progress toward the close of our merger.

Sincerely,

Bob

Additional Information and Where to Find It

This document contains information about the proposed merger involving Crestwood and Inergy Midstream. In connection with the proposed merger, Inergy Midstream has filed with the SEC a preliminary registration statement on Form S-4 that includes a proxy statement/prospectus for the unitholders of Crestwood. Crestwood will mail the final proxy statement/prospectus to its unitholders. INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CRESTWOOD, INERGY MIDSTREAM, THE PROPOSED MERGER AND RELATED MATTERS. Investors and unitholders are able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by Inergy Midstream and Crestwood through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of documents filed by Crestwood with the SEC from Crestwood’s website, www.crestwoodlp.com, under the heading “SEC Filings” in the “Investor Relations” tab and free copies of documents filed by Inergy Midstream with the SEC from Inergy Midstream’s website, www.inergylp.com, under the heading “SEC Filings” in the Inergy Midstream, L.P. “Investor Relations” tab.

Participants in the Solicitation

Crestwood, Inergy Midstream, Inergy, L.P. and their respective general partner’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of Crestwood in respect of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the unitholders of Crestwood in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the proxy statement/prospectus filed with the SEC. Information regarding Crestwood’s directors and executive officers is contained in Crestwood’s Annual Report on Form 10-K for the year ended December 31, 2012, which is filed with the SEC. Information regarding Inergy’s directors and executive officers is contained in Inergy Midstream’s Annual Report on Form 10-K for the year ended September 30, 2012, which is filed with the SEC. Information regarding Inergy’s directors and executive officers is contained in Inergy, L.P.’s Annual Report on Form 10-K for the year ended September 30, 2012, which is filed with the SEC. Free copies of these documents may be obtained from the sources described above.

Forward Looking Statements

The statements in this communication regarding future events, occurrences, circumstances, activities, performance, outcomes and results are forward-looking statements. Although these statements reflect the current views, assumptions and expectations of Crestwood and Inergy management, the matters addressed herein are subject to numerous risks and uncertainties which could cause actual activities, performance, outcomes and results to differ materially from those indicated. Such forward-looking statements include, but are not limited to, statements about the future financial and operating results, objectives, expectations and intentions and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect Crestwood’s or Inergy’s financial condition, results of operations and cash flows include, without limitation, failure to satisfy closing conditions with respect to the merger; the risks that the Crestwood and Inergy businesses will not be integrated successfully or may take longer than anticipated; the possibility that expected synergies will not be realized, or will not be realized within the expected timeframe; fluctuations in oil, natural gas and NGL prices; the extent and success of drilling efforts, as well as the extent and quality of natural gas volumes produced within proximity of Crestwood or Inergy assets; failure or delays by customers in achieving expected production in their natural gas projects; competitive conditions in the industry and their impact on the ability of Crestwood or Inergy to connect natural gas supplies to Crestwood or Inergy gathering and processing assets or systems; actions or inactions taken or non-performance by third parties, including suppliers, contractors, operators, processors, transporters and customers; the ability of Crestwood or Inergy to consummate acquisitions, successfully integrate the acquired businesses, realize any cost savings and other synergies from any acquisition; changes in the availability and cost of capital; operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond Crestwood or Inergy’s control; timely receipt of necessary government approvals and permits, the ability of Crestwood or Inergy to control the costs of construction, including costs of materials, labor and right-of-way and other factors that may impact either company’s ability to complete projects within budget and on schedule; the effects of existing and future laws and governmental regulations, including environmental and climate change requirements; the effects of existing and future litigation; and risks related to the substantial indebtedness of either company, as well as other factors disclosed in Crestwood and Inergy’s filings with the U.S. Securities and Exchange Commission. You should read filings made by Crestwood and Inergy with the U.S. Securities and Exchange Commission, including Annual Reports on Form 10-K for the year ended December 31, 2012 and September 30, 2012, respectively, and the most recent Quarterly Reports and Current Reports, for a more extensive list of factors that could affect results. Crestwood and Inergy do not assume any obligation to update these forward-looking statements.